

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

December 16, 2009

Mr. W. King Grant
Executive Vice President and CFO
Gasco Energy, Inc.
8 Inverness Drive East, Suite 100
Englewood, CO 80112

> **Re:** **Gasco Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 4, 2009**
> **File No. 1-32369**

Dear Mr. Grant:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Brad Skinner
Senior Assistant Chief
Accountant